                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -----------------------

                                 SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                              (Amendment No. __)(1)

                              CIDCO Incorporated
-------------------------------------------------------------------------------
                              (Name of Issuer)

                          Common Stock, no par value
                        (Title of Class of Securities)

                                  1717681043
-------------------------------------------------------------------------------
                                (CUSIP Number)

                               David S. Richter
                       Waveland Capital Management, L.P.
                            227 West Monroe Street
                                 Suite 4800
                           Chicago, Illinois 60606
                                (312) 739-2138
-------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)

                                 December 7, 2000
-------------------------------------------------------------------------------
                 (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

---------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO.:  171768104              13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 Waveland Partners, L.P.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (_)
                                                     (b) (_)
-------------------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS        WC
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                        (_)
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
                Illinois
-------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
                    -----------------------------------------------------------
NUMBER OF            8   SHARED VOTING POWER
SHARES                   1,050,000
BENEFICIALLY        -----------------------------------------------------------
OWNED BY             9   SOLE DISPOSITIVE POWER
EACH                -----------------------------------------------------------
REPORTING PERSON    10   SHARED DISPOSITIVE POWER
                         1,050,000
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,050,000 Shares
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           (_)
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.3%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    PN

                                     Page 2 of 13 Pages

CUSIP NO.:  171768104              13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 Waveland Capital Management, L.P.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (_)
                                                     (b) (_)
-------------------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS        WC
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                        (_)
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
                Illinois
-------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
                    -----------------------------------------------------------
NUMBER OF            8   SHARED VOTING POWER
SHARES                   1,050,000
BENEFICIALLY        -----------------------------------------------------------
OWNED BY             9   SOLE DISPOSITIVE POWER
EACH                -----------------------------------------------------------
REPORTING PERSON    10   SHARED DISPOSITIVE POWER
                         1,050,000
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,050,000 Shares
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           (_)
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.3%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    PN

                                     Page 3 of 13 Pages

CUSIP NO.:  171768104              13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Clincher Capital Corporation
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (_)
                                                     (b) (_)
-------------------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS        WC
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                        (_)
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
                Illinois
-------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
                    -----------------------------------------------------------
NUMBER OF            8   SHARED VOTING POWER
SHARES                   1,050,000
BENEFICIALLY        -----------------------------------------------------------
OWNED BY             9   SOLE DISPOSITIVE POWER
EACH                -----------------------------------------------------------
REPORTING PERSON    10   SHARED DISPOSITIVE POWER
                         1,050,000
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,050,000 Shares
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           (_)
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.3%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    CO

                                                  Page 4 of 13 Pages

CUSIP NO.:  171768104              13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Waveland Capital Management, LLC
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (_)
                                                     (b) (_)
-------------------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS        WC
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                        (_)
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
                Illinois
-------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
                    -----------------------------------------------------------
NUMBER OF            8   SHARED VOTING POWER
SHARES                   1,050,000
BENEFICIALLY        -----------------------------------------------------------
OWNED BY             9   SOLE DISPOSITIVE POWER
EACH                -----------------------------------------------------------
REPORTING PERSON    10   SHARED DISPOSITIVE POWER
                         1,050,000
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,050,000 Shares
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           (_)
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.3%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    OO

                                                  Page 5 of 13 Pages

CUSIP NO.:  171768104              13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Waveland Partners, Ltd.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (_)
                                                     (b) (_)
-------------------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS        WC
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                       (_)
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
                Cayman Islands
-------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
                    -----------------------------------------------------------
NUMBER OF            8   SHARED VOTING POWER
SHARES                   1,050,000
BENEFICIALLY        -----------------------------------------------------------
OWNED BY             9   SOLE DISPOSITIVE POWER
EACH                -----------------------------------------------------------
REPORTING PERSON    10   SHARED DISPOSITIVE POWER
                         1,050,000
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,050,000 Shares
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           (_)
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.3%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    OO

                                     Page 6 of 13 Pages

CUSIP NO.:  171768104              13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Waveland International, Ltd.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (_)
                                                     (b) (_)
-------------------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS        WC
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                        (_)
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
               Cayman Islands
-------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
                    -----------------------------------------------------------
NUMBER OF            8   SHARED VOTING POWER
SHARES                   1,050,000
BENEFICIALLY        -----------------------------------------------------------
OWNED BY             9   SOLE DISPOSITIVE POWER
EACH                -----------------------------------------------------------
REPORTING PERSON    10   SHARED DISPOSITIVE POWER
                         1,050,000
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,050,000 Shares
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           (_)
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.3%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    OO

                                     Page 7 of 13 Pages

ITEM 1.    SECURITY AND ISSUER.

    The class of equity securities to which this statement relates is the common stock, $.01 par value ("Common Stock"), of CIDCO Incorporated, a Delaware corporation (the "Issuer") with its principal executive office located at 220 Cochrane Circle, Morgan Hill, California 95037.

ITEM 2.    IDENTITY AND BACKGROUND.

    This statement is being filed by Waveland International, Ltd., a Cayman Islands exempted company ("Waveland International"), Waveland Partners L.P., an Illinois limited partnership ("Waveland"), Waveland Capital Management, L.P., an Illinois limited partnership ("Waveland Capital"), Clincher Capital Corporation, an Illinois Corporation ("Clincher"), Waveland Capital Management, LLC, an Illinois limited liability company ("Waveland LLC") and Waveland Partners, Ltd., a Cayman Islands exempted company ("Partners Ltd." and together with Waveland International, Waveland, Waveland Capital, Clincher and Waveland LLC, the "reporting persons").

    The reporting persons have their principal offices at 227 W. Monroe Street, Suite 4800, Chicago, Illinois 60606. Clincher's principal business is as the general partner of Waveland Capital. Waveland Capital's principal business is as the general partner of Waveland. Waveland's principal business is as the majority-owner of Waveland International. Waveland LLC's principal business is as the investment advisor of Partners Ltd. Partners Ltd.'s principal business is as the minority-owner of Waveland International. Waveland International's principal business is investments in marketable securities.

    (a) -- (c) The names, principal occupation or employment and the name, and, except where such information is provided elsewhere herein, the principal business and address of any organization in which such employment is conducted of each officer and director of Clincher is set forth below. Unless otherwise indicated below, each of the following persons is a United States citizen and the business address of each of the following persons is c/o Clincher Capital Corporation, 227 W. Monroe Street, Suite 4800, Chicago, Illinois 60606.


Name              Principal Occupation or Employment
----              -----------------------------------

David S. Richter                    Director, President, Secretary and
                                    Treasurer, Clincher Capital Corporation,
                                    the general partner of Waveland Capital
                                    Management, L.P., the general partner of
                                    Waveland Capital Management, LLC;
                                    Director, Waveland Partners, Ltd.,
                                    Director  Waveland International, Ltd.

Stephen J. Malkin                   Director and Chairman of the Board,
                                    Clincher Capital Corporation, the general
                                    partner of Waveland Capital

                                                             Page 8 of 13 Pages


                                    Management, L.P. the general partner of Waveland Partners, L.P.; Manager,
                                    Waveland Capital Management, LLC.

Michael J. Sacks                    Director and Chief Executive Officer,
                                    Clincher Capital Corporation, the general
                                    partner of Waveland Capital Management,
                                    L.P. the general partner of Waveland
                                    Partners, L.P.; Manager, Waveland Capital
                                    Management, LLC.

Paul A. Meister                     Vice President and Assistant Secretary,
                                    Clincher Capital Corporation, the general
                                    partner of Waveland Capital Management,
                                    L.P., the general partner of Waveland
                                    Partners, L.P.; Manager, Waveland Capital
                                    Management, LLC; Director, Waveland
                                    Partners, Ltd.; Director, Waveland
                                    International, Ltd.

Julie Tostevin                      Director, Waveland Partners, Ltd.;
                                    Director, Waveland International, Ltd.

    (d) During the last five years, none of the persons identified in this
Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) During the last five years, none of the persons identified in this
Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The working capital of Waveland International is the source of funds used in making purchases of Common Stock.

ITEM 4.    PURPOSE OF TRANSACTION.

    The acquisition of the Common Stock reported herein is for investment purposes. The reporting persons believe that the current trading prices of the Common Stock do not accurately reflect the value of the assets of the
Issuer.   The reporting persons intend to influence the Issuer's management to ensure that shareholders receive the full value of the assets of the Issuer. Such influence may include proposals for a sale or liquidation of some or all of the Issuer's business or assets, a strategic alliance, a management-led going-private transaction, a distribution to shareholders, a stock repurchase


                                     Page 9 of 13 Pages
instituted by the Issuer or other similar transaction directed at unlocking for shareholders the full value of their investment in the Issuer.

    The reporting persons are delivering the letter to the Issuer attached hereto as Exhibit 99.2. The text of such letter is incorporated herein by this reference.

    The reporting persons intend to continuously evaluate the Issuer's business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the reporting persons may seek the views of, hold discussions with and respond to inquiries from representatives of the Issuer and other persons regarding the Issuer's affairs. Depending on such evaluations, the reporting persons may, at any time and from time to time, purchase additional shares of Common Stock or may dispose of any and all shares of Common Stock held by them. In the interest of maximizing shareholder value, the reporting persons may from time to time develop plans respecting, or propose changes in, the management, policies, operations, capital structure or business of the Issuer. Such plans or proposals may include or relate to one or more of the transactions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D, including, without limitation, disposition, liquidation, changes in the Issuer's capitalization or changes in the Issuer's dividend policies.

    Except as set forth above, the reporting persons have no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) Waveland International has acquired 1,050,000 shares of Common Stock representing approximately 7.3% of the shares of Common Stock outstanding as of November 6, 2000 (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).

    (b) Each of the reporting persons may be deemed to share beneficial ownership of the Common Stock acquired by Waveland International.

    (c) In the past 60 days, Waveland effected the following open market purchases of Common Stock:


                                            Page 10 of 13 Pages

                                 Number of
                                 Shares of
                                  Common         Average
                                   Stock          Price
                       Date       Acquired      Per Share
                    ----------    --------      ---------
                    12/07/2000    250,000        $1.1788
                    12/13/2000     30,000        $1.2900
                    12/14/2000     25,000        $1.2900
                    12/15/2000     25,000        $1.3600
                    -------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.



Exhibit
Number       Description
-------      -----------
99.1         Joint Filing Agreement
99.2         Letter to Chief Executive Officer


                                     Page 11 of 13 Pages

                               SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 18, 2000

                               WAVELAND PARTNERS, L.P.
                               By: Waveland Capital Management, L.P.
                                   Its: General Partner
                                   By:  Clincher Capital Corporation
                                        Its: General Partner

                                   By:     /s/ David S. Richter
                                        -----------------------------
                                        David S. Richter, President

                               WAVELAND CAPITAL MANAGEMENT, L.P.
                               By: Clincher Capital Corporation
                                   Its: General Partner

                                   By:   /s/ David S. Richter
                                        -----------------------------
                                        David S. Richter, President

                               CLINCHER CAPITAL CORPORATION


                               By:   /s/ David S. Richter
                                   ----------------------------------
                                     David S. Richter, President



                               WAVELAND CAPITAL MANAGEMENT, LLC

                               By:   /s/ David S. Richter
                                   ----------------------------------
                                     David S. Richter, Manager


                               WAVELAND PARTNERS, LTD.


                               By:   /s/ David S. Richter
                                   ----------------------------------
                                     David S. Richter, Director



                                                          Page 12 of 13 Pages

                               WAVELAND INTERNATIONAL, LTD.


                               By:   /s/ David S. Richter
                                   ----------------------------------
                                     David S. Richter, Director



                                                          Page 13 of 13 Pages